BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com


03024546

July 4, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Cora Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 31, 2002:

A. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting
- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

B. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended December 31, 2002 with relevant Quarterly report on BC Form 51-901F

C. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended June 30, 2002 with

relevant Quarterly report on BC Form 51-901F
- copy of unaudited financial statements for the period ended September 30, 2002 with relevant Quarterly report on BC Form 51-901F
- copy of unaudited financial statements for the period ended March 31, 2003 with relevant Quarterly report on BC Form 51-901F

D. Copies of news releases issued during the relevant period.

E. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY



PER:

GWEN WEGNER
Paralegal

Enclosures

82-4571

03 JUL 16 AM 7:21



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia
1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CORA RESOURCES LTD.	June 30, 2002	2002/08/29

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@coraresources.com	www.coraresources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
Douglas B. Brooks	Douglas Brooks	2002/08/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
	Irvin Ridd	2002/08/29

Schedule A: Financial Information

CORA RESOURCES LTD.

Interim Consolidated Financial Statements

For the six months ended June 30, 2002 and 2001
(Unaudited – Prepared by Management)

CORA RESOURCES LTD.

Interim Consolidated Balance Sheet

(Unaudited – Prepared by Management)

		As at June 30 2002		As at December 31 2001
ASSETS				
CURRENT				
Cash	$	**1,873**	$	615
Accounts receivable		**4,357**		3,093
Deposit and prepaid expenses		**3,000**		3,000
		9,230		6,708
MINERAL PROPERTIES (Note 5)		**15,113**		15,113
CAPITAL ASSETS (Note 6)		**1,448**		1,643
	$	**25,791**	$	23,464
LIABILITIES				
CURRENT				
Accounts payable	$	**534,206**	$	448,664
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Capital stock (Sch. B – Note 4(b))		**3,175,851**		3,175,851
Deficit		**(3,684,266)**		(3,601,051)
		(508,415)		(425,200)
	$	**25,791**	$	23,464

APPROVED ON BEHALF OF THE BOARD



Douglas Brooks, Director

Irvin Ridd, Director

CORA RESOURCES LTD.

Interim Consolidated Statements of Loss and Deficit

(Unaudited – Prepared by Management)

	Three Months Ended June 30 2002	Six Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2001
EXPENSES				
Indirect and administrative				
Accounting, audit and legal	$ 7,650	$ 11,407	$ 7,402	$ 9,679
Amortization	97	195	121	249
Interest expense	12,028	19,447	7,916	15,483
Consulting	-	1,050	-	-
Management fees	7,500	15,000	7,500	15,000
Office, rent and miscellaneous	20,503	26,550	5,699	10,733
Transfer agent and regulatory fees	5,348	9,566	1,123	3,658
Travel, promotion and auto	-	-	1,279	3,080
NET LOSS FOR THE PERIOD	53,126	83,215	31,040	57,882
DEFICIT, BEGINNING OF THE PERIOD	3,631,140	3,601,051	3,505,932	3,479,090
DEFICIT, END OF PERIOD	$ 3,684,266	$ 3,684,266	$ 3,536,972	$ 3,536,972
Loss/(Gain) per share	$ 0.005	$ 0.008	$ 0.003	$ 0.006
Weighted Average Number of Shares	10,075,864	10,075,864	10,075,864	10,075,864

CORA RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three Months Ended March 31 2002	Six Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2001
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Loss for the period	$ (53,126)	$ (83,215)	$ (31,040)	$ (57,882)
Items not involving cash				
Amortization	97	195	120	249
	(53,029)	(83,020)	(30,920)	(57,633)
Change in non-cash working capital items:				
(Increase) Decrease in accounts receivable	(2,633)	(1,264)	969	(1,172)
(Increase) Decrease in deposits and prepaid expenses	-	-	375	(750)
Increase (Decrease) in accounts payable	57,032	85,542	29,483	40,500
	1,370	1,258	(93)	(19,055)
NET CASH INFLOW (OUTFLOW)	1,370	1,258	(93)	(19,055)
CASH, BEGINNING OF PERIOD	503	615	1,964	20,926
CASH, END OF PERIOD	$ 1,873	$ 1,873	$ 1,871	$ 1,871

CORA RESOURCES LTD.

Notes to the Interim Consolidated Financial Statements
June 30, 2002
(Unaudited – Prepared by Management)

1. NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activities include the exploration of natural resource properties.

2. CONTINUING OPERATIONS

The accompanying interim consolidated financial statements have been prepared on the basis of generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties, or from the proceeds of their disposition. The Company has not earned significant revenues and is considered to be in the development stage.

If the Company is unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Company may not be able to satisfy all its obligations.

Effective November 21, 2000, the Company was declared inactive under regulatory policies of the CDNX (now called TSX Venture Exchange). The Company filed a reactivation plan, which was accepted and was given until May 22, 2002, to complete its reorganization. (Refer to Schedule C-Management Discussion)

2. NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activities include the exploration of natural resource properties.

3. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant policies:

(a) Principles of Consolidation

These financial statements include the accounts of the Company and of its wholly-owned subsidiary Cora Online Resources Ltd., and its wholly-owned inactive subsidiary, Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) *Resource properties and deferred exploration costs*

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts on a property-by-property basis. The ultimate realization of the value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties. If production is attained, these costs, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method based upon the estimated reserves.

When there is little prospect of further work on a property being carried out or when minerals cannot be economically removed due to the market price of the minerals, the cost of the property is charged to operations. Management regularly reviews the carrying value of mineral property costs for impairment in value. Costs relating to properties abandoned are written off when the decision to abandon is made.

(c) *Capital assets and depreciation*

Capital assets are recorded at cost.

Depreciation is calculated on a declining balance basis at the following annual rates:

Computer equipment	30%
Office equipment	20%

(d) *Loss per share*

Loss per common share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

CORA RESOURCES LTD.

Notes to the Interim Consolidated Financial Statements
June 30, 2002
(Unaudited – Prepared by Management)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Income Taxes

Effective January 1, 2001, the Company retroactively has adopted the asset and liability method for accounting for income taxes, following new standards recommended by the Canadian Institute of Chartered Accountants. The effect of adopting the standards was not considered significant and did not impact amounts reported in prior years.

(f) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

(g) Stock-based compensation

The Company has a share purchase option plan, which is described in Note 5. No compensation expense is recognized for this plan when share purchase options are issued to employees and directors. Any consideration paid by employees or directors on exercise of share purchase options is credited to share capital. If share or share purchase options are repurchased from employees or directors, the exercise of the consideration paid over the carrying amount of the share purchase options cancelled is charged to deficit.

4. FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash and deposits, accounts receivable and accounts payable. The carrying value of these instruments approximates fair value due to their immediate or short-term maturity.

5. INVESTMENT IN AND EXPENDITURES ON MINERAL PROPERTIES

	Balance December 31, 2001	Incurred/(Written-down) During the Year	Balance June 30, 2002
Acquisition Expenditures Cairn Claims	$ 15,000	$ -	$ 15,000
Deferred Exploration Expenditure Cairn Claims	113	-	113
	$ 15,113	$ -	$ 15,113

Cairn Claims, British Columbia

By an agreement dated August 5, 1999, the Company has been granted an option to acquire a 50% interest in the Cairn Claims, consisting of four Crown granted mineral claims (83.2 hectares) located in the Cassiar Mining District of British Columbia.

Total consideration to exercise the option consists of the following:

1. The issuance of 100,000 shares (issued) at a deemed price of $0.15 per share ($15,000)
2. Funding exploration expenditures on the Cairn claims in the amount of $300,000 by August 5, 2002

Upon fully exercising the option, a joint venture (50/50 basis) will be formed with the optionor to further explore and develop the claims.

6. CAPITAL ASSETS

			June 30, 2002	December 31, 2001
Assets	Cost	Accumulated Depreciation	Net	Net
Computer equipment	$ 1,342	$ 820	$ 522	$ 615
Office equipment	1,388	462	926	1,028
	$ 2,730	$ 1,282	$ 1,448	$ 1,643



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CORA RESOURCES LTD.	June 30, 2002	2002/08/29

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@coraresources.com	www.coraresources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
Douglas D. Brooks	Douglas Brooks	2002/08/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
	Irvin Ridd	2002/08/29

(Electronic signatures should be entered in "quotations".)

Prepared by Management Without Audit

Schedule B: Supplementary Information

FOR THE QUARTER ENDED June 30, 2002

1. **ANALYSIS OF EXPENSES**

    1.1 Refer to the Consolidated Statements of Loss and Deficit per the attached financial statements. (Schedule A)

2. **SECURITIES ISSUED during the three months ending June 30, 2002**

    (a) Private Placements: Nil

    (b) Stock Options: Nil

3. **OPTIONS GRANTED during the three months ending June 30, 2002**

    - Nil

4. **CAPITAL STOCK as at June 30, 2002**

    (a) Authorized

    100,000,000 Common shares without value

    (b) Issued and fully paid

	2002		2001	
	Number of Shares	**Amount $**	Number of shares	Amount $
Balance as at December 31	**10,075,864**	**3,175,851**	10,075,864	3,175,851
Issued in period	-	-	-	-
Balance as at June 30	**10,075,864**	**3,175,851**	10,075,864	3,175,851

Subject to regulatory approval, the Company intends to consolidate its outstanding shares on the basis of one new for three old. In conjunction with the consolidation, the Company intends to change its name to Cora Ventures Inc.

(c) Options outstanding as at June 30, 2002 - Nil

1,007,586 shares under option with an expiry date of April 30, 2002 expired unexercised.

(d) Shares in Escrow: Nil

(e) Private placements

The Company has agreed to a private placement of 4,000,000 units at $0.10 per unit. Each unit consists of one post consolidated common share and one two-year non-transferable share purchase warrant with each share purchase warrant entitling the holder thereof the right to

purchase one additional post-consolidated common share of the Company at a price of $0.10 per share. The private placement is subject to the Company receiving the necessary approvals of its proposed one-new-share for three-old-share consolidation and also is subject to acceptance for filing by the TSX Venture Exchange.

The Company entered into a letter of intent with CyberCinema Interactive Inc., a private British Columbia company, to acquire nine full motion video interactive games in consideration of 1,000,000 post consolidated common shares at a deemed price of $1.00 per share. In connection with the letter of intent, the Company has agreed to a private placement of up to 10,000,000 special warrants at a price of $1.00 each. Each special warrant entitles the holder thereof the right to acquire at no additional cost, one post consolidated common share in the capital of the Company. The private placement is subject to the Company receiving regulatory approval.

(e) List of Directors

D Brooks	- Director/President
K Addie	- Director
R Hughes	- Director
I Ridd	- Director
L Drinovz	- Corporate Secretary

Schedule C: Management Discussion

FOR THE QUARTER ENDED June 30, 2002

RESULTS OF OPERATIONS

Cora incurred a net loss of $83,215 ($0.008 per share) for the six month period ended June 30, 2002, as compared to a loss of $57,882 ($0.006 per share) for the six month period ended June 30, 2001. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures.

RESOURCE PROPERTIES

Cairn Claims – British Columbia

During the fiscal year ended December 31, 1999, Cora entered into a joint venture agreement with Auterra Ventures Inc. ("Auterra") providing for the joint venture development of the Cairn Claims. The Cairn Claims consist of four Crown granted mineral claims totaling 83.2 hectares located within the Toodoggone mining district of north-central British Columbia. The claims are situated four kilometers west of the Kemess North deposit and eight kilometers northwest of the Kemess South mine. The Vancouver Stock Exchange (now called TSX Venture Exchange) accepted the agreement for filing.

In order to exercise its option under the joint venture agreement to earn a 50% interest in the Cairn Claims, Cora must issue 100,000 common shares in its capital stock to Auterra and incur exploration and development expenses on the claims totaling $300,000 over three years. Cora has issued 100,000 Common shares in its capital stock to Auterra.

Samples from Auterra's preliminary exploration program on the Cairn Claims are anomalous for copper, lead, zinc, silver and cadmium. A Phase II work program consisting of soil analysis, trenching and preliminary drilling has been recommended.

During the year ended December 31, 2001, Auterra and Cora agreed in principal to amend the joint venture agreement. Cora is currently reviewing its continued joint venture development of the Cairn Claims.

CyberCinema Interactive Inc.

On February 27, 2002, Cora announced it has entered into a letter of intent with CyberCinema Interactive Inc., a British Columbia company based in Vancouver, B.C., Canada for the acquisition by Cora from Cyber of nine full motion video ("FMV") interactive games in consideration of 1,000,000 post consolidated Cora shares at a deemed price of $1.00 per share. In connection with this proposed acquisition, Cora agreed to a private placement (refer Schedule B – Private Placements)

The private placement is subject to regulatory approvals for its proposed one-new-for-three-old share consolidation and for the intended change of business.

In connection with this proposed change of business, Cora requested a trading halt effective at the open on February 28, 2002. Trading in the shares of Cora will remain halted pending receipt and review of acceptable documentation by the TSX Venture Exchange.

Cora's ability to obtain the necessary approvals, complete the acquisition, obtain active trading status

and continue as a going concern is dependant upon its ability to obtain the necessary financings.

SHARE CONSOLIDATION

At an extraordinary general meeting held February 25, 2002 Cora shareholders approved a one-new-share for three-old-shares consolidation of its share capital and a change of name to Cora Ventures Inc. Conditional acceptance for filing by the TSX Venture Exchange has been received. Cora is proceeding with the share consolidation.

MANAGEMENT

Cora's Board of Directors consists of I. Ridd, D. Brooks, K. Addie and R. Hughes. Mr. Brooks acts as President.

OUTLOOK

Cora is currently focusing its efforts on completing the necessary steps to achieve exchange acceptance for filing of the acquisition of CybeCinema Interactive Inc. financing and related actions. (refer Technology Opportunities). In addition, Cora is proceeding with its joint venture development of the Cairn Claims. Cora's Board of Directors is also reviewing possible acquisitions in several business areas with a focus on natural resources opportunities and emerging technologies.

Cora has retained G.P. Technologies Inc. of Burnaby, British Columbia to assist with the evaluation and negotiation of potential acquisitions in the emerging technology and internet fields. G.P. Technologies will be paid a finder's fee if an agreement is successfully concluded.

INACTIVE STATUS

Effective November 21, 2000, Cora was been declared inactive under regulatory policies. Cora has filed its reactivation plan, which was accepted and given until May 22, 2002, to complete its reorganization. On February 27, 2002, Cora announced a letter of intent with CyberCinema Interactive Inc. (refer Schedule B – Private Placements) Cora requested a halt in trading of its shares on February 28, 2002 after the announcement was made. Cora is currently seeking necessary approvals for the acquisition, financing and related transactions and anticipates that, if these approvals are obtained and the acquisition and financing close, its shares will be recalled to trading with active trading status.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of Cora during the period ended June 30, 2002.

82-4571

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CORA RESOURCES LTD.	September 30, 2002	2002/10/

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@coraresources.com	www.coraresources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
Douglas B. Brooks	Douglas Brooks	2002/11/27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
	Irvin Ridd	2002/11/27

Schedule A: Financial Information

03 JUL 16 AM 7:21

CORA RESOURCES LTD.

Interim Consolidated Financial Statements

For the nine months ended September 30, 2002 and 2001
(Unaudited – Prepared by Management)

CORA RESOURCES LTD.

Interim Consolidated Balance Sheet
(Unaudited – Prepared by Management)

	As at September 30 2002	As at December 31 2001
ASSETS		
CURRENT		
Cash	$ 533	$ 615
Accounts receivable	4,409	3,093
Deposit and prepaid expenses	3,512	3,000
	$ 8,454	$ 6,708
MINERAL PROPERTIES (Note 5)	-	15,113
CAPITAL ASSETS (Note 6)	1,350	1,643
	$ 9,804	$ 23,464
LIABILITIES		
CURRENT		
Accounts payable	$ 565,378	$ 448,664
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock (Sch. B – Note 4(b))	$ 3,175,851	$ 3,175,851
Deficit	(3,731,425)	(3,601,051)
	$ (555,574)	$ (425,200)
	$ 9,804	$ 23,464

APPROVED ON BEHALF OF THE BOARD

(Signed) Douglas B. Brooks
Douglas Brooks, Director

(Signed)
Irvin Ridd, Director

CORA RESOURCES LTD.

Interim Consolidated Statements of Loss and Deficit
(Unaudited – Prepared by Management)

	Three Months Ended September 30 2002	Nine Months Ended September 30 2002	Three Months Ended September 30 2001	Nine Months Ended September 30 2001
EXPENSES				
Indirect and administrative				
Accounting, audit and legal	$ 4,780	$ 16,187	$ 1,259	$ 10,938
Amortization	97	292	137	386
Interest expense	10,183	29,630	8,452	23,935
Consulting	-	1,050	-	-
Management fees	7,500	22,500	7,500	22,500
Office, rent and miscellaneous	6,705	33,255	6,101	16,834
Transfer agent and regulatory fees	2,781	12,347	719	4,377
Travel, promotion and auto	-	-	285	3,365
LOSS BEFORE THE UNDERNOTED ITEMS	$ 32,046	$ 115,261	$ 24,453	$ 82,335
WRITE-OFF OF EXPLORATION PROPERTY AND EXPENSES (Note 5)	15,113	15,113	-	-
NET LOSS FOR THE PERIOD	$ 47,159	$ 130,374	$ 24,453	$ 82,335
DEFICIT, BEGINNING OF THE PERIOD	3,684,266	3,601,051	3,536,972	3,479,090
DEFICIT, END OF PERIOD	$ 3,731,425	$ 3,731,425	$ 3,561,425	$ 3,561,425
Loss/(Gain) per share	$ 0.003	$ 0.011	$ 0.002	$ 0.008
Weighted Average Number of Shares	10,075,864	10,075,864	10,075,864	10,075,864

CORA RESOURCES LTD.

Interim Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended September 30 2002	Nine Months Ended September 30 2002	Three Months Ended September 30 2001	Nine Months Ended September 30 2001
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Loss for the period	$ (47,159)	$ (130,374)	$ (24,453)	$ (82,335)
Items not involving cash				
Amortization	97	292	137	386
Write-off of Exploration Property and Expenses	15,113	15,113	-	-
	$ (31,949)	(114,969)	$ (24,316)	$ (81,949)
Change in non-cash working capital items:				
(Increase) Decrease in accounts receivable	(52)	(1,316)	496	(676)
(Increase) Decrease in deposits and prepaid expenses	(512)	(512)	375	(375)
Increase (Decrease) in accounts payable	31,173	116,715	21,847	62,347
	$ (1,340)	(82)	$ (1,598)	$ (20,653)
NET CASH INFLOW (OUTFLOW)	$ (1,340)	$ (82)	$ (1,598)	$ (20,653)
CASH, BEGINNING OF PERIOD	1,873	615	1,871	20,926
CASH, END OF PERIOD	$ 533	$ 533	$ 273	$ 273

CORA RESOURCES LTD.

Notes to the Interim Consolidated Financial Statements
September 30, 2002
(Unaudited – Prepared by Management)

1. NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activities include the exploration of natural resource properties.

2. CONTINUING OPERATIONS

The accompanying interim consolidated financial statements have been prepared on the basis of generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties, or from the proceeds of their disposition. The Company has not earned significant revenues and is considered to be in the development stage.

If the Company is unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Company may not be able to satisfy all its obligations.

Effective November 21, 2000, the Company was declared inactive under regulatory policies of the CDNX (now called TSX Venture Exchange). The Company filed a reactivation plan, which was accepted and was given until May 22, 2002, to complete its reorganization. (Refer to Schedule C-Management Discussion)

2. NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activities include the exploration of natural resource properties.

3. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant policies:

(a) *Principles of Consolidation*

These financial statements include the accounts of the Company and of its wholly-owned subsidiary Cora Online Resources Ltd., and its wholly-owned inactive subsidiary, Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) *Resource properties and deferred exploration costs*

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts on a property-by-property basis. The ultimate realization of the value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties. If production is attained, these costs, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method based upon the estimated reserves.

When there is little prospect of further work on a property being carried out or when minerals cannot be economically removed due to the market price of the minerals, the cost of the property is charged to operations. Management regularly reviews the carrying value of mineral property costs for impairment in value. Costs relating to properties abandoned are written off when the decision to abandon is made.

(c) *Capital assets and depreciation*

Capital assets are recorded at cost.

Depreciation is calculated on a declining balance basis at the following annual rates:

Computer equipment	30%
Office equipment	20%

(d) *Loss per share*

Loss per common share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. *Fully diluted amounts are not presented when the* effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) *Income Taxes*

Effective January 1, 2001, the Company retroactively has adopted the asset and liability method for accounting for income taxes, following new standards recommended by the Canadian Institute of Chartered Accountants. The effect of adopting the standards was not considered significant and did not impact amounts reported in prior years.

(f) *Use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

(g) *Stock-based compensation*

The Company has a share purchase option plan, which is described in Note 5. No compensation expense is recognized for this plan when share purchase options are issued to employees and directors. Any consideration paid by employees or directors on exercise of share purchase options is credited to share capital. If share or share purchase options are repurchased from employees or directors, the exercise of the consideration paid over the carrying amount of the share purchase options cancelled is charged to deficit.

4. FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash and deposits, accounts receivable and accounts payable. The carrying value of these instruments approximates fair value due to their immediate or short-term maturity.

5. INVESTMENT IN AND EXPENDITURES ON MINERAL PROPERTIES

	Balance December 31, 2001	Incurred/(Written-down) During the Year	Balance September 30, 2002
Acquisition Expenditures Cairn Claims	$ 15,000	($15,000)	$ -
Deferred Exploration Expenditure Cairn Claims	113	(113)	-
	$ 15,113	($15,113)	$ -

Cairn Claims, British Columbia

By an agreement dated August 5, 1999, the Company was granted an option to acquire a 50% interest in the Cairn Claims, consisting of four Crown granted mineral claims (83.2 hectares) located in the Cassiar Mining District of British Columbia.

Total consideration to exercise the option consisted of the following:

1. The issuance of 100,000 shares (issued) at a deemed price of $0.15 per share ($15,000)
2. Funding exploration expenditures on the Cairn claims in the amount of $300,000 by August 5, 2002

Upon fully exercising the option, a joint venture (50/50 basis) would have been formed with the optionor to further explore and develop the claims.

On September 23, 2002 the Company announced it had reached an agreement with Auterra Ventures Inc. whereby the Company surrendered its option on Auterra's Cairn property.

6. CAPITAL ASSETS

			September 30, 2002	December 31, 2001
Assets	Cost	Accumulated Depreciation	Net	Net
Computer equipment	$ 1,342	$ 866	$ 476	$ 615
Office equipment	1,388	514	874	1,028
	$ 2,730	$ 1,380	$ 1,350	$ 1,643


British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

___ Schedule A
X Schedules B and C
(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CORA RESOURCES LTD.	September 30, 2002	2002/10/

ISSUER'S ADDRESS
501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@coraresources.com	www.coraresources.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
Douglas B. Brooks	Douglas Brooks	2002/12/27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
	Irvin Ridd	2002/111/27

Schedule C: Management Discussion

FOR THE QUARTER ENDED SEPTEMBER 30, 2002

RESULTS OF OPERATIONS

Cora incurred a net loss of $130,374 ($0.011 per share) for the nine-month period ended September 30, 2002, as compared to a loss of $82,335 ($0.008 per share) for the nine-month period ended September 30, 2001. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures associated with Cora's reorganization and the write-off of mineral property interests and related expenditures of $15,113.

RESOURCE PROPERTIES

Cairn Claims – British Columbia

On September 23, 2002, Cora announced it had reached an agreement with Auterra Ventures Inc., whereby Cora surrendered its option on Auterra's Cairn property.

CHANGE OF BUSINESS

On February 27, 2002, Cora announced it had entered into a letter of intent with CyberCinema Interactive Inc. ("Cyber"), a British Columbia company based in Vancouver, B.C., Canada, for the acquisition by Cora from Cyber of nine full motion video ("FMV") interactive games in consideration of 1,000,000 post-consolidation shares of Cora at a deemed price of $1.00 per share. The games require refurbishing and upgrading to DVD format to be marketable, which Cora proposes to undertake.

This acquisition will constitute a change of business under the policies of the TSX Venture Exchange and, accordingly, on February 28, 2002, Cora requested a halt in the trading of its shares until the change of business could be carried out to the satisfaction of the Exchange.

CORPORATE REORGANIZATION

Cora is proceeding with the consolidation of its share capital on a 3 old for 1 one new basis and the change of its name to Cora Ventures Inc. as announced January 28, 2002 and approved by the shareholders on February 25, 2002.

Cora is also proceeding with the $400,000 private placement financing announced February 6, 2002 consisting of 4,000,000 post-consolidation units at a price of $0.10 per unit, the proceeds of which will be used to pay outstanding accounts payable.

ADDITIONAL FINANCING

In conjunction with its proposed change of business, and to finance its business plan, Cora has agreed to a private placement of 10,000,000 special warrants of Cora at a price of $1.00 per special warrant. Each special warrant will entitle the holder thereof to acquire, at no additional cost, one postconsolidation common share in the capital of Cora. The private placement is subject to acceptance for filing by the Exchange.

OUTLOOK

Cora is currently focusing its efforts on implementing the share consolidation and change of name and completing the 4,000,000 unit private placement while at the same time proceeding with the proposed change of business and related special warrant financing and the regulatory requirements associated therewith.

Cora's Board of Directors is also reviewing possible acquisitions in several business areas with a focus on natural resources opportunities and emerging technologies.

Cora has retained G.P. Technologies Inc. of Burnaby, British Columbia to assist with the evaluation and negotiation of potential acquisitions in the emerging technology and internet fields. G.P. Technologies will be paid a finder's fee if an agreement is successfully concluded.

MANAGEMENT

Cora's Board of Directors consists of I. Ridd, D. Brooks, K. Addie and R. Hughes. Mr. Brooks acts as President.

INACTIVE STATUS

The TSX Venture Exchange (the "Exchange"), pursuant to its policies, declared Cora inactive on November 21, 2000. Cora filed its reactivation plan, which was accepted, and was given until May 22, 2002, to complete its reactivation. With the announcement of the proposed change of business and the halt in trading of the shares of Cora on February 28, 2002, the Exchange has indicated they will review the status of the Company with respect to its reactivation upon completion of its change of business filings.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of Cora during the period ended September 30, 2002.

Schedule B: Supplementary Information

FOR THE QUARTER ENDED SEPTEMBER 30, 2002

1. ANALYSIS OF EXPENSES

1.1 Refer to the Consolidated Statements of Loss and Deficit per the attached financial statements. (Schedule A)

2. SECURITIES ISSUED during the three months ending September 30, 2002

(a) Private Placements: Nil

(b) Stock Options: Nil

3. OPTIONS GRANTED during the three months ending September 30, 2002

- Nil

4. CAPITAL STOCK as at September 30, 2002

(a) Authorized

100,000,000 Common shares without value

(b) Issued and fully paid

	2002		2001	
	Number of Shares	Amount $	Number of shares	Amount $
Balance as at December 31	10,075,864	3,175,851	10,075,864	3,175,851
Issued in period	-	-	-	-
Balance as at September 30	10,075,864	3,175,851	10,075,864	3,175,851

Subject to regulatory approval, the Company intends to consolidate its outstanding shares on the basis of one new for three old. In conjunction with the consolidation, the Company intends to change its name to Cora Ventures Inc.

(c) Options outstanding as at September 30, 2002 - Nil

(d) Shares in Escrow: Nil

(e) Private placements

The Company has agreed to a private placement of 4,000,000 units at $0.10 per unit. Each unit consists of one post consolidated common share and one two-year non-transferable share purchase warrant with each share purchase warrant entitling the holder thereof the right to purchase one additional post-consolidation common share of the Company at a price of $0.10 per share. The private placement is subject to the Company receiving the necessary approvals of its proposed one-new-share for three-old-share consolidation and also is subject to acceptance for filing by the TSX Venture Exchange.

The Company entered into a letter of intent with CyberCinema Interactive Inc., a private British Columbia company, to acquire nine full motion video interactive games in consideration of 1,000,000 post consolidation common shares at a deemed price of $1.00 per share. In connection with the letter of intent, the Company has agreed to a private placement of up to 10,000,000 special warrants at a price of $1.00 each. Each special warrant entitles the holder thereof the right to acquire at no additional cost, one post consolidation common share in the capital of the Company. The private placement is subject to the Company receiving regulatory approval.

(f) List of Directors

D. Brooks	- Director/President
K. Addie	- Director
R. Hughes	- Director
I. Ridd	- Director
L. Drinovz	- Corporate Secretary

82-4571



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-....

INCORPORATED AS PART OF:

X Schedule A

___ Schedule B

(place X in appropriate category)

03 JUL 15 AM 7:21

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CORA RESOURCES LTD.	**March 31, 2003**	**03/05/23**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-5819**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
None	**None**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	**DOUGLAS BROOKS**	**03/05/23**
"Irvin Ridd"	**IRVIN RIDD**	**03/05/23**

(Electronic signatures should be entered in "quotations")

CORA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

for the three months ended March 31, 2003

(Unaudited – Prepared by Management)

CORA RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
March 31, 2003 and December 31, 2002
(Unaudited – Prepared by Management)

ASSETS	(Unaudited) 2003	(Audited) 2002
Current		
Cash	$ 541	$ 1,329
Accounts receivable	4,806	3,190
Prepaid expenses	4,687	3,000
	10,034	7,519
Capital assets – Note 3	1,179	1,253
	$ 11,213	$ 8,772
LIABILITIES		
Current		
Accounts payable – Note 4	$ 639,098	$ 604,907
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	3,175,851	3,175,851
Deficit	(3,803,736)	(3,771,986)
	(627,885)	(596,135)
	$ 11,213	$ 8,772

APPROVED BY THE DIRECTORS:

"Douglas Brooks", Director   "Irvin Ridd", Director

SEE ACCOMPANYING NOTES

CORA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the three months ended March 31, 2003 and 2002

(Unaudited – Prepared by Management)

	2003	2002
Administrative Expenses		
Accounting, audit and legal fees	$ 900	$ 3,757
Amortization	73	98
Consulting	-	1,050
Transfer agent and filing fees	1,394	4,218
Interest	12,577	7,419
Management fees	7,500	7,500
Office, rent and miscellaneous	9,306	6,047
Net loss for the period	(31,750)	(30,089)
Deficit, beginning of period	(3,771,986)	(3,601,051)
Deficit, end of period	$ (3,803,736)	$ (3,631,140)
Basic and diluted loss per share	$ (0.00)	$ (0.00)

SEE ACCOMPANYING NOTES

CORA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2003 and 2002
(Unaudited – Prepared by Management)

	2003	2002
Operating Activities		
Net loss for the period	$ (31,750)	$ (30,089)
Add items not involving cash:		
Amortization	73	98
	(31,677)	(29,991)
Changes in non-cash working capital item related to operations:		
Accounts receivable	(1,616)	1,369
Prepaid expenses	(1,686)	-
Accounts payable	34,191	28,510
Increase (decrease) in cash during the period	(788)	(112)
Cash, beginning of period	1,329	615
Cash, end of period	$ 541	$ 503
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

CORA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003 and 2002

(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2002 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2002 financial statements.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned inactive subsidiary Cora Online Resources Ltd., and its wholly owned inactive subsidiary, Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

(b) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable and accounts payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the following annual rates and methods:

Computer equipment	30% declining balance, one-half rate in the year of acquisition
Office furniture	20% declining balance, one-half rate in the year of acquisition

(d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(e) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(f) Stock-based Compensation

From time-to-time, the Company grants stock options in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees

with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

Note 3 Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 1,342	$ 944	$ 398	$ 431
Office furniture	1,388	607	781	822
	$ 2,730	$ 1,551	$ 1,179	$ 1,253

Note 4 Related Party Transactions

At March 31, 2003 accounts payable included $2,000 (2002: $Nil) owed to a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:	Number	$
Balance, March 31, 2003, December 31, 2002, and 2001	10,075,864	3,175,851



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-....

INCORPORATED AS PART OF:

_____ Schedule A

X Schedule B

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CORA RESOURCES LTD.	**March 31, 2003**	**03/05/23**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-5819**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
None	**None**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"*Douglas Brooks*"	**DOUGLAS BROOKS**	**03/05/23**
"*Irvin Ridd*"	**IRVIN RIDD**	**03/05/23**

(Electronic signatures should be entered in "quotations")

CORA RESOURCES LTD.

QUARTERLY REPORT - FORM 51

for the three months ended March 31, 2003

(Unaudited – Prepared by Management)

Schedule A: Financial Information
- See attached financial statements

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs for the current fiscal year-to-date:

   Administrative Expenses
   - See attached financial statements

2. Related Party Transactions

   Aggregate amount of expenditures made to parties not at arm's-length $ Nil

3. Summary of securities issued and options granted during the period:
   For the current fiscal year to date.

   a) Summary of common shares issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. Summary of securities as at end of the reporting period:

   a) Authorized share capital:
      - See Note 5 of the Financial Statements

   b) Number and recorded value for shares issued and outstanding:
      - See Note 5 of the Financial Statements

   c) Summary of option, warrants and convertible securities outstanding: Nil

   d) Total number of shares in each class of shares subject to escrow or pooling agreements: Nil

5. Directors and officers: Douglas Brooks, President and Director
   Irvin Ridd, Director
   Ron Hughes, Director
   Kevin Addie, Director
   Leeta Drinovz, Secretary

Schedule C: Management Discussion
- See attached

CORA RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the three months ended March 31, 2003
(Unaudited – Prepared by Management)

Schedule C: Management Discussion and Analysis

Results of Operations

Cora incurred a net loss of $31,750 ($0.00 per share) for the period ended March 31, 2003, as compared to a loss of $30,089 ($0.00 per share) for the period ended March 31, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures and interest charges.

Acquisition of Interactive Games

On February 27, 2002, Cora announced it had entered into a letter of intent with Cyber-Cinema Interactive Inc. ("Cyber"), a British Columbia company based in Vancouver, B.C., Canada for the acquisition by Cora from Cyber of nine full motion video ("FMV") interactive games in consideration of 1,000,000 post-consolidation shares of Cora at a deemed price of $1.00 per share. The games require refurbishing and upgrading to DVD format to be marketable, which Cora proposes to undertake.

This acquisition will constitute a change of business under the policies of the TSX Venture Exchange (the "Exchange"), if completed and, accordingly, on February 28, 2002, Cora requested a halt in the trading of its shares until the change of business could be carried out to the satisfaction of the Exchange.

Corporate Reorganization

Cora is proceeding with the consolidation of its share capital on a 3 old for 1 new basis and the change of its name to Cora Ventures Inc. as announced January 28, 2002 and approved by the shareholders on February 25, 2002.

Management

Cora's Board of Directors consists of I. Ridd, D. Brooks, K. Addie and R. Hughes. Mr. Brooks acts as President.

Inactive Status

TSX Venture Exchange, pursuant to its policies, declared Cora inactive on November 21, 2000. Cora filed its reactivation plan, which was accepted, and was given until May 22, 2002 to complete its reactivation. With the announcement of the proposed change of business and the halt in trading of the shares of Cora on February 28, 2002, the Exchange has indicated they will review the status of the Company with respect to its reactivation upon completion of its Change of Business filings.

Investor Relation Activities

No investor relation activities were undertaken by or on behalf of Cora during the three months ended March 31, 2003.

CORA RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the three months ended March 31, 2003
(Unaudited – Prepared by Management)

Schedule C: Management Discussion and Analysis – (cont'd)

Liquidity and Continuing Operations

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital.

If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations

Outlook

Cora is currently focusing its efforts on implementing the share consolidation and change of name and completing the 7,000,000 unit private placement while at the same time proceeding with the proposed change of business and related special warrant financing and the regulatory requirements associated therewith.

Cora's Board of Directors is also reviewing possible acquisitions focusing on natural resources opportunities.

Cora has retained G.P. Technologies Inc. of Burnaby, British Columbia to assist with the evaluation and negotiation of potential acquisitions in the emerging technology and internet fields. G.P. Technologies will be paid a finder's fee if an agreement is successfully concluded.

CORA RESOURCES LTD.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

September 23, 2002

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

CORA CONTINUES WITH CHANGE IN BUSINESS AND EXITS MINERAL INTERESTS

Cora Resources Ltd. ("Cora") wishes to announce that agreement was reached with Auterra Ventures Inc. ("Auterra") whereby Cora has surrendered its option on Auterra's Cairn property in Northern British Columbia.

Cora continues to work on its proposal to enter the home entertainment business by acquiring, developing and marketing interactive full motion video ("FMV") games and produce a movie based on one of the action games.

CORA RESOURCES LTD.

Per: *"Douglas B. Brooks"*
Douglas Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

December 4, 2002

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

ACQUISITION AND FINANCING OF INTERACTIVE VIDEO GAMES CONTINUING

Cora Resources Ltd. ("Cora") announces that its proposed change of business to interactive home entertainment through the acquisition, marketing and development of interactive full motion video games is progressing. In connection with the proposed acquisition, Cora has prepared an offering memorandum and is proceeding with the proposed private placement of its securities to raise up to $10,000,000 which will consist of the sale of up to 10,000,000 special warrants at a price of $1.00 per special warrant.

Cora is also proceeding with the consolidation of its share capital on a 3 old for 1 new basis and a change of its name to Cora Ventures Inc.

CORA RESOURCES LTD.



per:
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

December 16, 2002

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

PRIVATE PLACEMENT INCREASED

Cora Resources Ltd. (the "Company") announces that the private placement previously announced February 6, 2002 has been amended. The Company has now agreed to increase the private placement of its securities to raise a total of $700,000 which will consist of the sale of 7,000,000 post-consolidation units at $0.10 per unit, each unit consisting of one post-consolidation common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional post-consolidation common share of the Company at a price of $0.10 per share. The private placement is subject to the Company receiving the necessary approvals for its proposed three old for one new share consolidation.

The proceeds of the private placement will be used for payment of debt and general corporate purposes.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

CORA RESOURCES LTD.



per:
Douglas B. Brooks, President

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

January 16, 2003

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

ACQUISITION AND FINANCING OF INTERACTIVE VIDEO GAMES CONTINUING

Cora Resources Ltd. ("Cora") announces that its proposed change of business to interactive home entertainment through the acquisition, marketing and development of interactive full motion video games is progressing. In connection with the proposed acquisition, Cora has prepared an offering memorandum and is proceeding with the proposed private placement of its securities to raise up to $10,000,000 which will consist of the sale of up to 10,000,000 special warrants at a price of $1.00 per special warrant.

Cora is also proceeding with the consolidation of its share capital on a 3 old for 1 new basis and a change of its name to Cora Ventures Inc.

CORA RESOURCES LTD.



per:
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

February 03, 2003

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

ACQUISITION AND FINANCING OF INTERACTIVE VIDEO GAMES CONTINUING

Cora Resources Ltd. ("Cora") announces that its proposed change of business to interactive home entertainment through the acquisition, marketing and development of interactive full motion video games is progressing. In connection with the proposed acquisition, Cora has prepared an offering memorandum and is proceeding with the proposed private placement of its securities to raise up to $10,000,000 which will consist of the sale of up to 10,000,000 special warrants at a price of $1.00 per special warrant.

Cora is also proceeding with the consolidation of its share capital on a 3 old for 1 new basis and a change of its name to Cora Ventures Inc.

CORA RESOURCES LTD.



per:
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

03 JUL 15 AM 7:21

May 15, 2003

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

NEWS RELEASE

Cora Resources Ltd. announces today the results from its audited annual financial statements for the year ended December 31, 2002. Cora Resources Ltd. incurred a net loss of $170,935 ($0.01 per share) for the period ended December 31, 2002, as compared to a loss of $121,961 ($0.01 per share) for the period ended December 31, 2001. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures associated with Cora's reorganization and the write-off of mineral property interests and other related expenditures.

CORA RESOURCES LTD.

"Douglas B. Brooks"

Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-457

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

May 23, 2003

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

NEWS RELEASE

Cora Resources Ltd. announces today the results from its unaudited annual financial statements for the three month period ended March 31, 2003. Cora Resources Ltd. incurred a net loss of $31,750 ($0.00 per share) for the period ended March 31, 2003, as compared to a loss of $30,089 ($0.00 per share) for the period ended March 31, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures and interest charges.

CORA RESOURCES LTD.

"Irvin Ridd"
Irvin Ridd, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4531

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Cora Resources Ltd. (the "Issuer')
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 23, 2002

Item 3. **Press Release**

Press Release dated September 23, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announced an agreement with Auterra Ventures Inc. ("Auterra") for the surrender of its option on the Cairn Property.

Item 5. **Full Description of Material Change**

The Issuer announced that agreement was reached with Auterra whereby the Issuer surrendered its option on Auterra's Cairn property in Northern British Columbia.

The Issuer continues to work on its proposal to enter the home entertainment business by acquiring, developing and marketing interactive full motion video ("FMV") games and produce a movie based on one of the action games.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of September, 2002.

"Douglas B. Brooks"
Douglas B. Brooks, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

May 15, 2003

Item 3. Press Release

Press Release dated May 15, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces the results from its audited annual financial statements for the year ended December 31, 2002 and financial results for the same period.

Item 5. Full Description of Material Change

The Issuer announces the results from its audited annual financial statements for the year ended December 31, 2002. The Issuer incurred a net loss of $170,935 ($0.01 per share) for the period ended December 31, 2002, as compared to a loss of $121,961 ($0.01 per share) for the period ended December 31, 2001. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures associated with the Issuer's reorganization and the write-off of mineral property interests and other related expenditures.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of May, 2003.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-4571

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 23, 2003

Item 3. **Press Release**

Press Release dated May 23, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its unaudited annual financial statements for the three month period ended March 31, 2003 and financial results for the same period.

Item 5. **Full Description of Material Change**

The Issuer announces today the results from its unaudited annual financial statements for the three month period ended March 31, 2003. The Issuer incurred a net loss of $31,750 ($0.00 per share) for the period ended March 31, 2003, as compared to a loss of $30,089 ($0.00 per share) for the period ended March 31, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures and interest charges.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of May, 2003.

"Irvin Ridd"
Irvin Ridd, Director